November 21, 2018

VIA EDGAR:

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, DC 20549

Re:	eMarine Global Inc.
Registration Statement on Form S-1
Filed on September 24, 2018
File No. 333-227500

Ladies and Gentlemen:

On behalf of eMarine Global Inc. Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing staff of the U.S. Securities and Exchange Commission (the “Staff”) in connection with the above-referenced submission as set forth in the comment letter dated as of October 19, 2018. For ease of reference, the Staff’s comments are repeated below, and are followed by the Company’s responses in italics.

Form S-1

Cover Page

1.	Please reconcile the $0.90 per share offering price discussed here with the $1.00 per share offering price discussed in the Plan on Distribution on page 36.

Response:

The disclosure has been revised in accordance with the Staff’s comment.

2.	We note your statement that “If and when our Common Stock is regularly quoted on an over-the-counter market or on a national securities exchange, the Selling Stockholders may sell their respective shares of Common Stock, from time to time, at prevailing market prices or in privately negotiated transactions.” Please revise your disclosure to clearly state that the selling stockholders will offer the securities at the fixed offering price until your common stock is quoted on the OTCQX, the OTCQB or a national securities exchange. If your common stock is quoted only on the OTC Pink Tier, the selling shareholders may not engage in at-the-market offerings.

Response:

The Company respectfully acknowledges the Staff’s comment. The disclosure on the cover page, as well as throughout the registration statement, has been revised to set a fixed offering price in accordance with the Staff’s comment.

Prospectus Summary, page 1

3.	In one of the opening paragraphs and in your risk factors, please include your revenues and net losses for the most recent audited period, and interim stub. Please also show revenues and net losses for those periods converted into U.S. dollars. Please also disclose that your auditor has issued a going concern opinion. Finally, please disclose that you are in default with respect to a few of your borrowings, as discussed on page F-9.

Response:

The disclosure has been revised throughout the registration statement in accordance with the Staff’s comment.

Maintenance Bond, page 16

4.	While we note your disclosure in Note 14 of the financial statements on page F-14, please briefly expand your disclosure to explain how the maintenance bonds operate in connection with service agreements. Please file any material maintenance bond agreements as exhibits, or advise.

Response:

The Company respectfully acknowledges the Staff’s comment. The disclosure has been revised in accordance with the Staff’s comment.

In addition, the Company respectfully advises the Staff that such agreements are not Material Contracts under Item 601(b)(10) of Regulation S-K because they (i) are of the type that ordinarily accompanies the Company’s business, (ii) are made in the ordinary course of business, and (iii) do not fall into any of the categories set forth in Item 601(b)(10)(ii)(A)-(D). Such agreements constitute [  ]% of the Company’s operating expenses, which the Company deems to be immaterial. Should the Company determine such agreements to become material in the future, the Company will file such agreements as exhibits.

Key Factors of Our Business Model, page 21

5.	We note your statement that you “hold approximately 90% of the market of private ships through our government contracts with the Republic of Korea (“R.O.K”) Navy and Coast Guard, and [you] hold approximately 60% of the public sector market share.” With respect to your government contracts, please explain what you mean by the “market of private ships.” Please also tell us what constitutes the “public sector market.”

Response:

The Company respectfully acknowledges the Staff’s comment. In reviewing the referenced disclosure, the Company respectfully advises the Staff that the referenced disclosure as written erroneously states that the Company holds approximately 90% of the market of private ships and 60% of the public sector market; rather, the Company notes that it holds approximately 90% of the e-Navigation solutions market of public ships through its government contracts with the Republic of Korea Navy and Coast Guard, and that it holds approximately 60% of the private sector e-Navigation solutions market.

The Company further advises the Staff that the “market of private ships” refers to products or services sold for use in ships that are not government-owned or operated. For example, the market of private ships includes, but is not limited to, privately-owned shipping companies, privately-operated cruise lines, and ships owned for personal use by private individuals. Alternatively, the “public sector market” refers to products or services sold for use in ships that are government-owned or operated. For example, the public sector market includes, but is not limited to, ships owned by government entities such as the R.O.K Navy, Coast Guard and Maritime Ministry.

The disclosure has been revised in accordance with the Staff’s comment.

6.	We note your disclosure here regarding government contracts with the Republic of Korea. Please file these contracts as exhibits or advise why that is not necessary.

Response:

The Company respectfully acknowledges the Staff’s comment. With respect to the Company’s government contracts with the Republic of Korea, the Company respectfully advises that it has filed an English summary translation of its government contracts with the Republic of Korea as Exhibits 10.34 and 10.35.

Certain Relationships and Related Transactions, page 32

7.	We note the disclosure that the company loaned money to the company’s officers and employees. Please advise how this apparent existing debt to company officers complies with Section 13(k) of the Exchange Act, and how the company will comply with this section in the future.

Response:

The Company respectfully acknowledges the Staff’s comment. Section 13(k) regarding the prohibition on personal loans to executives provides that “it is unlawful for any issuer (as defined in section 2 of the Sarbanes-Oxley Act of 2002 (“SOX” or the “Act”)), directly or indirectly, including through any subsidiary:

1) to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit;

2) in the form of a personal loan; and

3) to or for any director or executive officer (or equivalent thereof) of that issuer.

In determining the applicability of Section 402 of SOX, as codified in Section 13(k) of the Securities Exchange Act of 1934, our management determined that there was no violation of either section. As a threshold matter, the prohibitions of Section 402 apply only to the extension, arrangement or renewal of credit “in the form of a personal loan” (Emphasis Added). The term “loan” is not defined in Section 402. As a result we believe the term “loan” is treated as having the common and ordinary meaning which traditionally has been defined as “the transfer of a sum of money together with an agreement to repay the sum of money with or without interest.” The term “loan” is commonly understood to be narrower than an “extension of credit” and thus there are instances where an extension of credit is not sufficient to trigger Section 402 prohibition. In addition to the requirement that the extension, arrangement or renewal of credit be in the form of a loan, it must also be in the form of a personal loan. Again there is no definition in the Act for the term “personal” loan or any criteria for distinguishing a personal loan from any other type of loan. As a result, the term personal should also be given its common or ordinary meaning. A “personal” loan has traditionally been defined, generally, as a loan that is not offered or extended primarily for business purposes. In other words, a loan that is made for personal, as opposed to business, purposes.

The key distinction relied upon in support of the Company’s position that there has been no violation of Section 13(k) and Section 402 of SOX falls upon the distinction of whether, from the perspective of the issuer, the purpose of the “loan” was primarily to advance the business of the issuer (other than merely through benefitting employees and directors of the issuer) or for the recipients personal benefit. Where an extension of credit is made in the ordinary course of business primarily for business purposes, but involves limited ancillary personal credit, it should not be considered in the “form of a personal loan.”

The “loan” to Dr. Ung Gyu Kim, the Company’s Chief Executive Officer, was made by e-Marine Co., Ltd., the Company’s wholly-owned subsidiary, prior to the share exchange transaction. The loan was used by Dr. Kim to advance the business of the Company, and not for Dr. Kim’s personal benefit. Because the loan of funds was in furtherance of the Company’s business, in the ordinary course of business, and was not “in the form of a personal loan” and thus there was no violation of Section 402 of SOX, as codified in Section 13(k). The Company notes that it is aware of the prohibitions set forth in Section 13(k) of the Exchange Act and notes it will ensure that it maintains compliance with Section 13(k).

Selling Stockholders , page 34

8.	Given the large number of securities you are registering for resale, please provide us an analysis as to why this should not be treated as a primary offering by the company, and why the offering is appropriate under Securities Act Rule 415. As part of your response, please provide us the current number of shares held by non-affiliates. Please also provide us an analysis as to why the selling shareholders are not acting as underwriters. We may have further comment when we review your response.

Response:

The Company respectfully acknowledges the Staff’s comment. For the reasons set forth below, the Company respectfully submits that the offering contemplated by this registration statement is a valid secondary offering by or on behalf of the selling stockholders of shares of the Company’s common stock that may be registered for resale on a continuous basis pursuant to Securities Act Rule 415.

Rule 415 Analysis

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by on or behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the selling stockholders named in the prospectus (the “Selling Stockholder”) in a secondary offering.

In Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09 (“Interpretation 612.09”), the Staff recognized the importance of the characterization of an offering as a primary offering or a secondary offering and identified the relevant factors to be considered in analyzing the characteristics of an offering. Interpretation 612.09 provides as follows:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added).

The Company has reviewed the factors set forth in Interpretation 612.09 and analyzed each of those factors as applied to the private placement transaction by which the Selling Stockholders acquired the securities; the analysis is set forth below. Based on the Company’s consideration of the totality of the facts and circumstances of the private placement and each of the factors enumerated in Interpretation 612.09, the Company believes that (i) the proposed resale of the shares (the “Resale Shares”) by the Selling Stockholders as contemplated by the registration statement should be characterized as a secondary offering; and (ii) that all of the Resale Shares can be registered for resale by the Selling Stockholders pursuant to Rule 415(a)(1)(i).

(1)	How long the Selling Stockholder has held the securities

Presumably, the longer the time the Resale are held, the less likely it is that the Selling Stockholders are acting as a mere conduit for the Company. Here, the Selling Stockholders have now held their Resale Shares for more than fifteen (15) months as of the date of this letter.

The Company notes that there is no mandatory holding period for a PIPE transaction (such as the Company’s private placement) to be characterized as a valid secondary offering. Consequently, the current holding period, and the additional future period, that the Company anticipates to elapse before the Selling Stockholders resells the Resale Shares are substantially longer than the holding period required by the Staff for a valid PIPE transaction. As noted by the Staff in Securities Act Rules Compliance and Disclosure Interpretations, Question 139.11 (“Interpretation 139.11”), a valid secondary offering could occur immediately following the closing of a private placement. Interpretation 139.11 provides in relevant part as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.” (emphasis added).

The Company believes this concept conforms to the custom and practices in many PIPE transactions. In many PIPE transactions, a registration statement is required to be filed shortly post-closing (often 30-45 days) and declared effective shortly after filing (often 90-150 days post-closing). Interpretation 139.11 contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of more than fifteen (15) months must also be sufficient for a valid secondary offering. The Company is not aware that the Staff has taken position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with Interpretation 139.11 set forth above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

The Selling Stockholders has borne the investment risk of holding these securities and will continue to bear this investment risk for potentially a substantial period of time, before it can make significant resales of such securities. Because the Selling Stockholders have been, and continued to be, subject to market risk if the market price of the Company’s common stock declines. The Selling Stockholders participated in the private placement transaction with the knowledge that it might not be able to exit its position at a profit, and that its ability to fully exit its position would likely be restricted for an extended period of time, provides evidence that the Selling Stockholders purchased such securities with the intent to invest (and not with the intent to effect a distribution, as an underwriter would have).

The Company also notes that there are many reasons, other than to effect an immediate resale, why investors may prefer securities to be registered, which may include: (i) some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount; and (ii) an issuer’s decision to not register its shares would prevent investors from taking advantage of market opportunities or from liquidating their investments if for example, the investors’ convictions in their original investment decision had waned.

The facts discussed above support the conclusion that the offering pursuant to this prospectus is a valid secondary offering.

(2)	The circumstances under which the Selling Stockholder received the securities

The Resale Shares being registered were issued to the Selling Stockholders in an arm’s-length private placement transaction that complied in all respects wit Interpretation 139.11, Section 4(a)(2) of the Securities Act of 1933, as amended, or Rule 506 promulgated thereunder. As set forth in the prospectus, the Company will not receive any proceeds from the resale of the Resale Shares by the Selling Stockholders (rather, the Company will only receive proceeds for the exercise of warrants, but not for the subsequent sale of the shares underlying the warrants).

The private placement does not contain any of the potentially abusive terms that have given rise to previous Staff concerns. The Resale Shares do not contain any “toxic” post-closing re-pricing features. No Selling Stockholder, by virtue of the private placement, has any other subscription rights to obtain additional shares of Common Stock or a reduction in the purchase price that it paid for the Resale Shares based on subsequent events or circumstances. The subscription agreement was executed by the parties on July 27, 2017, and the Resale Shares were unconditionally issued and became outstanding on such date, and the Selling Stockholders unconditionally paid the full purchase price for their Resale Shares on that date. All of the Selling Stockholders were, and have continued to be, at market risk immediately following the execution and delivery of the subscription agreement, prior to the issuance of the Resale Shares and filing of the Registration Statement.

All of the Selling Stockholders purchased their Resale Shares for investment and specifically represented that they were not acquiring their Resale Shares for the purpose or with the intent of effecting a distribution in violation of the Securities Act. There is no evidence to suggest that those representations were false. Because the Selling Stockholders are still subject to market risk if the Resale Shares decrease in value, the fact that they were willing to participate in the private placement with the knowledge that their ability to fully exit their positions would be restricted for an extended period of time should provide additional evidence that they purchased their Resale Shares as an investment (and not with the intent to effect a distribution in violation of the Securities Act).

Further, the Selling Stockholders are not acting on the Company’s behalf with respect to the registration of the Resale Shares resale under the prospectus and, other than the registration rights granted to the Selling Stockholders, the Company has no contractual relationship with the Selling Stockholders that would control either (a) the timing, nature, and amount of resales of the Resale Shares; or (b) whether such Resale Shares are ever resold under the registration statement. The existence of registration rights are not, in and of themselves, evidence of an intent on the part of the Selling Stockholders to sell its Resale Shares, much less to sell or distribute the securities on behalf of the Company. As noted in part (i) above, there are a number of reasons, other than to effect an immediate sale, why investors may prefer securities to be registered. The Selling Stockholders made representations to us that they were purchasing the Resale Shares without a view towards resale.

In order for the Staff to conclude that the offering covered by the registration statement is in fact a “veiled” secondary offering on behalf of the Company, it would have to conclude that 13 unrelated investors colluded in contravention of express representations and warranties each made in the subscription agreement. There is no evidence of any arrangement, agreement or plan among the various Selling Stockholders to effect a distribution of the Resale Shares.

The circumstances of the private placement underscore that it would be virtually impossible for the Selling Stockholders to effect an illegal distribution even if they desired to do so because the existing trading market for the Common Stock could not absorb all of the Resale Shares. According to the website Yahoo! Finance, the three-month average daily trading volume of the Common Stock as of November 20, 2018 was approximately 227 shares. In these circumstances, it is not credible to conclude that the Selling Stockholders have purchased their Resale Shares for the purpose of making a distribution. In this situation, which is common in many PIPE transactions, the concept that the Selling Stockholders have “freely tradable” shares is more theoretical than real. For all practical purposes, the Selling Stockholders are largely locked in to their investments absent a strategic acquisition or other M&A event, regardless of whether their Resale Shares are registered.

The foregoing reality is even clearer based on the fact that the, unless and until, the Common Stock is trading on the OTCQB, the OTCQB or a national securities exchange, any resale made pursuant to the Registration Statement must be made at fixed price, which is set at $0.90 per share, representing the average of the high and low prices as reported by the OTC Pink on September 20, 2018. On November 20, 2018, the most recent day on which a trade occurred as of date hereof, the Common Stock closing price was $0.40. At the present time, the Selling Stockholders could not sell under the Registration Statement if effective today, and it is unclear when they will be able to sell (if they wanted to) based on this pricing restriction. The Company respectfully submits that the foregoing strongly suggests a lack of distributive intent.

Furthermore, there is no evidence that a distribution would occur if the Registration Statement is declared effective. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution” under Regulation M. Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here there is no evidence that any special selling efforts or selling methods have or would take place if all of the Resale Shares covered by the prospectus were registered. Nor is there any evidence that any of the Selling Stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.

(3)	The Selling Stockholders’ relationship to the Company

As stated in the registration statement, each of the Selling Stockholders have indicated to the Company that neither it nor any of its affiliates has held any position or office or has held any other material relationship with the Company in the last three years. As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Resale Shares by the Selling Stockholders is a secondary offering and not a primary offering.

(4)	The amount of shares being registered

At the outset, it is important to note that the amount of securities involved in an offering is only one factor cited in Interpretation 612.09 to be considered by the Staff in applying Rule 415. However, in practical application, it appears that the amount of securities being registered has become the only factor which the Staff finds relevant. This focus on the number of securities being registered is inconsistent with Interpretation 612.09 and the facts and circumstances surrounding transactions like the private placement transaction.

The availability of Rule 415 depends on whether the offering is made by Selling Stockholders or deemed to be made by or on behalf of the issuer. For the Staff to determine that the offering is really being made on behalf of the Company, the Staff must, by definition, conclude that the Selling Stockholders are seeking to effect a distribution of the securities. If the Staff’s primary concern, as it must be, is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the Staff’s analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is less than one-third of the issuer’s public float. In fact, for the reasons described above, it is far easier to effect an illegal distribution when the number of securities involved is relatively small in relation to the outstanding securities or the public float. As demonstrated above, when investors buy a large stake of a small public company, it is extremely difficult for them to exit their positions. The larger the investment, the harder it would be for an investor to effect a distribution if it had the intent to do so, especially in the case of a small public company like the Company.

Focusing solely on the number of securities being registered in relation to the outstanding securities or the public float has a disproportionate impact on smaller public companies - exactly those issuers who are unable to use Form S-3 to register their securities on the shelf and have very limited options to raise funds. It is difficult to harmonize a focus on the number of securities being registered by smaller companies with the SEC’s public commitment to smaller publicly-traded companies. Further, the enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller public companies.

The Staff’s focus on the number of shares being registered compared to the outstanding float also ignores a fundamental aspect of these transactions. Investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. In the case of the private placement, the Selling Stockholders evaluated an investment in the Company on the basis of the business purpose for the offering and whether they believed the Company’s proposed use of proceeds was rational and likely to produce favorable investment returns. The number of Resale Shares that they purchased was simply a mathematical result of the size of the investment, the price per share and the Company’s market capitalization. PIPE investors do not typically look to acquire a specific proportion of a company and then calculate an investment amount based on that desired level of ownership. A focus on the percentage of the public float or the percentage of the shares outstanding unfairly penalizes smaller companies without apparent justification.

Moreover, limiting the number of securities being registered does not effect any significant change in the circumstances of a proposed offering. If the Selling Stockholders are acting as a mere conduit for the Company, then reducing the number of securities being sold does not change the investment intent of the Selling Stockholders or their ability to effect a distribution if, in fact, that was their intent.

An arbitrary focus on the percentage of the public float being registered contradicts the Staff’s own interpretative positions. For example, Question 612.12 of the CDIs for Securities Act Rules describes a scenario in which a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

In addition, Question 216.14 of the CDIs for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer” (emphasis added).

These interpretive positions make it clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not in reality a secondary offering. Here, the other facts with regard to the Company, the Selling Stockholders and the private placement, as discussed elsewhere in this response, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

Even if the number of Resale Shares covered by the prospectus is the sole focus of the inquiry, the private placement should not raise significant concerns about a “disguised” primary offering. As discussed elsewhere in this letter, the number of shares of common stock being registered is 13,650,000 shares of common stock, par value $0.001 per share, which consists of (i) 3,150,000 shares of common stock currently outstanding, and (ii) 10,500,000 shares of common stock issuable upon exercise of outstanding warrants. These shares represent only approximately 46.5% of the total number of shares held by non-affiliates on a fully diluted basis. The Company notes that of the 22,927,992 shares of common stock currently issued and outstanding, approximately 18,827,040 shares are held by non-affiliates, which includes all of the shares of common stock held by the Selling Stockholders. The Company is aware that the Staff has permitted the registration of far more shares as a valid secondary offering.

Notwithstanding this percentage, the Company respectfully advises the Staff that the terms of the warrants described throughout the registration statement contain a beneficial ownership blocker, such that the Selling Stockholders may not exercise the warrants to the extent (but only to the extent) the Selling Stockholders or any of their affiliates would beneficially own a number of shares of common stock which would exceed 4.99% at any time.

(5)	Whether the Selling Stockholders are in the business of underwriting securities

To the Company’s knowledge, none of the Selling Stockholders are a registered-broker dealer or are affiliates of a broker-dealer as defined in Section 3(a)(4)(A) of the Securities Exchange Act of 1934, as amended. In addition, the Selling Stockholders made representations to the Company that such Selling Stockholder was not an underwriter. Therefore, this factor also weighs favorably in the Company’s determination that the offering for resale of the Resale Shares by the Selling Stockholders is a secondary offering and not a primary offering.

(6)	Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support that the Selling Stockholders are acting on its own behalf, and are motivated by its own self-interests, and are not acting as a conduit for the Company in connection with the offering of the Resale Securities being registered under this registration statement.

For all of the reasons set forth above and expanded upon in sections (1) – (vi) of this Comment 14, the Company respectfully submits to the Staff that the proposed resale of the Resale Shares by the Selling Stockholders, as contemplated by the registration statement, should appropriately be classified as a valid secondary offering and not a primary offering.

9.	Please provide the natural person or persons who has voting and dispositive control over the shares owed by Peach Management LLC.

Response:

The disclosure has been revised in accordance with the Staff’s comment.

Item 15. Recent Sales of Unregistered Securities, page II-2

10.	Please revise to include the exemption from registration claimed for each of the disclosed offerings, and briefly state the facts relied upon to make the exemption available.

Response:

The disclosure has been revised in accordance with the Staff’s comment.

Signatures, page II-6

11.	In the second signature block, please also provide the signature of your controller or principal accounting officer. If someone has signed in more than one capacity, indicate each capacity in which he has signed.

Response:

The disclosure has been revised in accordance with the Staff’s comment.

Exhibits

12.	We note that you have incorporated by reference a number of your exhibits. Please ensure that you file or incorporate by reference into this S-1 executed versions as applicable, such as the Share Exchange Agreement with e-Marine Co., Ltd., dated July 25, 2017. Refer to Instruction 1 of Item 601. With respect to this Share Exchange Agreement, please file Exhibit A which presumably lists the counterparties to the agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and has re-filed executed versions of its exhibits, as applicable. In this regard, the Company notes that the fully executed Share Exchange Agreement with e-Marine Co., Ltd, dated July 25, 2017, including Exhibit A has been re-filed as Exhibit 10.11.

General

13.	Your website has an announcement about HOs from other nations visiting your office in Seoul which states that the participants included a person(s) from Sudan. You identify Hyundai Heavy Industries as a partner and your largest customer. Hyundai Heavy Industries Bulgaria’s website lists Sudan and Syria as markets. Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, including with their governments, whether through subsidiaries, customers, partners, affiliates, or other direct or indirect arrangements.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that it has removed the referenced announcement from its website. The Company further advises the Staff that it is not aware of any past, current or anticipated contacts with Syria and Sudan (the “Identified Countries”), whether through its subsidiary, customers, partners, affiliates, or other direct or indirect arrangements. In addition, the Company does not have any subsidiaries, offices, employees, affiliates or agents of any kind in these countries. The partner and customer identified in the Staff’s comment is not based in either Syria or Sudan, and the Company’s relationship is primarily with the main office of this customer, which is located in South Korea. The Company has no involvement with any of Hyundai Heavy Industries’ other branches, locations, or markets. The Company respectfully advises the Staff that its main relationship with Hyundai Heavy Industries involves selling products and solutions for incorporation in newly built ships specifically ordered by South Korean public institutions (such as the Republic of Korea Navy, the Coast Guard, and the Ministry of Maritime). Further, the Company’s products are designed specifically in accordance with South Korean standards and specifications. The Company has no way of monitoring where Hyundai Heavy Industries may sell its ships containing the Company’s products, and thus has no way of determining whether any products sold to Hyundai Heavy Industries have been incorporated into ships that may have been sold in the Identified Countries. The Company has not directly or, to its knowledge, indirectly provided any products, components, technology or services to the Identified Countries, nor has the Company made any agreements, commercial arrangements or other contracts with the governments of the Identified Countries or the entities they control.

14.	Please provide in the forepart of the document, and as of the latest practicable date, the exchange rate into U.S. currency of the Korean Won.

Response:

The exchange rate into U.S. currency of the Korean Won has been included in the forepart of the document as of the latest practicable date in accordance with the Staff’s comment.

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Very truly yours,

/s/ Ung Gyu Kim
Ung Gyu Kim
Chief Executive Officer

cc.	Darrin M. Ocasio, Esq.
Sichenzia Ross Ference LLP